UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2010

Commission File Number: 333-06208

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant's Name into English)

8 Maskit Street, Herzlia 46733, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.________

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504, 333-150015 and 333-163355) as amended, filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

  CONTENTS

 Results of Annual General Meeting of Shareholders

At the annual general meeting of the shareholders (the “Meeting”) of BluePhoenix Solutions Ltd., (the “Company”), held today, December 30, 2010, the shareholders voted on the proposed resolutions set forth in the proxy statement, as follows:

(1)	Messrs. Eric Green, Yaron Tchwella, Shimon Bar-Kama and Zvi Peled were elected as directors of the Company (in addition to two outside directors currently serving on the Board of Directors);

(2)
The Company’s auditor, Ziv Haft, was reappointed as the Company’s independent auditor for the period beginning on the Annual General Meeting and ending on the next annual general meeting of shareholders;

(3)	The terms of service and compensation of Mr. Gur Shomron for his service as the Chairman of the Board of Directors of the Company during 2010 were approved; and

(4)	The terms of employment and compensation of Mr. Yaron Tchwella, who is nominated to be a director of the Company, were approved.

  SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD (Registrant)

By:	/s/ Yael Peretz
Yael Peretz
VP General Counsel

Dated: December 30, 2010